FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2003

Commission File No.	000-23464

Hummingbird Ltd.

(Translation of registrant’s name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENT INDEX

Document		Page No.

1	News Release dated June 4, 2003 (“INCO LIMITED SELECTS HUMMINGBIRD ENTERPRISE™ 5 TO STREAMLINE BUSINESS PROCESSES”)	4
2	News Release dated June 10, 2003 (“HUMMINGBIRD ENTERPRISE™ DELIVERS A 237% ROI FOR LEADING CORPORATE LAW FIRM, MCGUIREWOODS LLP”)	7
3	News Release dated June 25, 2003 (“HUMMINGBIRD FURTHER STRENGTHENS SMART ENTERPRISE SUITE WITH RELEASE OF HUMMINGBIRD ENTERPRISE™ 5.1”)	10
4	News Release dated June 26, 2003 (“HUMMINGBIRD ACQUIRES KRAMER LEE & ASSOCIATES LEADING PROVIDER OF CONSULTING AND BUSINESS SOLUTIONS — ACQUISITION FURTHER ENHANCES HUMMINGBIRD’S ABILITY TO DELIVER HIGH VALUE SOLUTIONS BUILT ON HUMMINGBIRD ENTERPRISE SUITE OF PRODUCTS”)	14

Document 1

INCO LIMITED SELECTS HUMMINGBIRD ENTERPRISE™ 5 TO STREAMLINE BUSINESS PROCESSES Secure, web-based environment will provide single point of access to collective expertise

Toronto – June 4, 2003 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Inco Limited, one of the world’s premier mining and metals companies, has purchased Hummingbird Enterprise™ 5 for its document and records management and knowledge management technologies. Hummingbird Enterprise will provide a secure and integrated environment enabling Inco employees to easily capture and share documents and knowledge assets across the entire organization, streamlining business processes and improving overall productivity.

Based in Toronto, Canada, Inco Limited is a global company with operations in over 40 countries and a staff of more than 10,000 people. With the Hummingbird Enterprise technologies, Inco will build a solid, web-based platform, enabling staff around the world to publish, control, organize and transfer document-based information.

“With a geographically dispersed workforce, many of our internal engineers and outside consultants often have to access our enterprise resources and work product from remote sites. We needed to find a way to control information being received from outside engineering consultants in addition to managing email and capturing and retaining knowledge,” said John Hills, director, enterprise business solutions information technology, Inco Limited. “After an extensive vendor evaluation process, we chose Hummingbird Enterprise for its flexible, open architecture at the lowest total cost of ownership.”

The Hummingbird Enterprise technologies will create a robust, customizable workspace to manage and retrieve all files and e-mails stored in repositories within the Hummingbird document management system. Inco’s Capital Projects group will be able to easily access and control engineering documents and information received from outside consultants with an electronic transmittal tracking system, streamlining their corporate approval requisition process and enhancing operational efficiencies.

“We are delighted that Inco Limited has chosen Hummingbird technology to improve knowledge sharing across the organization,” said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. “Inco workers, from any operation worldwide, will have immediate and secure access to document-based information, enabling employees to leverage not only their own experiences but that of their co-workers.”

About Inco Limited
Inco Limited is one of the world’s premier mining and metals companies and the world’s second largest producer of nickel. Its world-class mineral reserve and resource base is among the best in the global nickel industry. Inco is also an important producer of copper, cobalt and precious and platinum-group metals and a major producer of specialty nickel-based products.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird’s industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise™, an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Hummingbird Contacts:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: 416-496-2200 ext. 2205 Fax: 416-496-2207	Michele Stevenson Corporate Communications Manager Hummingbird Ltd. Tel: 416-496-2200 ext. 2623 Fax: 416-496-2207 michele.stevenson@hummingbird.com

Document 2

HUMMINGBIRD ENTERPRISE™ DELIVERS A 237% ROI FOR
LEADING CORPORATE LAW FIRM, MCGUIREWOODS LLP
Nucleus Research report finds McGuireWoods improved knowledge management, streamlined internal processes and improved opportunities after deploying
Hummingbird portal technology

Toronto – June 10, 2003 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Hummingbird Portal™ 5, the portal technology of Hummingbird Enterprise™, delivered a 237% return on investment (ROI) to its customer, McGuireWoods LLP, with a payback period of only five months. According to an independent analysis conducted by Nucleus Research, a Massachusetts-based firm that evaluates financial return on IT assets, McGuireWoods achieved a positive ROI on their Hummingbird deployment because of improved service opportunities due to enhanced access to knowledge assets, streamlined internal processes and increased employee productivity.

Richmond, Virginia-based McGuireWoods, is one of the largest law firms in the United States with 600 lawyers and 14 offices worldwide. In 2001, McGuireWoods began searching for a secure, robust portal solution that would integrate all its existing business applications and data sources and provide its lawyers and support staff with real-time access to its collective corporate knowledge, regardless of their location. After a thorough evaluation of several different vendors, McGuireWoods decided the comprehensive, fully customizable web-based workspace in Hummingbird Enterprise Portal was the ideal solution for the firm.

“With the Hummingbird portal technology, our lawyers and staff can search and retrieve the firm’s entire information resources from a single query. Employees have a single point of access to all data required for information and research needs, including case management plans, the most up-to-date forms, memoranda, legal briefs and contracts,” said Tim Golden, desk top architect, McGuireWoods. “By providing seamless access to our collective expertise and best practices, our users can easily locate and share information, increasing the quality of service we provide to our clients.”

In order to quantify the ROI of McGuireWoods’ investment in Hummingbird, Nucleus Research analyzed the costs of software, hardware, personnel, consulting, and training over a 3-year period. “The firm’s main returns came from improved service opportunities enabled by the more cost-effective knowledge management processes and from the ability to better leverage attorney time for client service work,” said Rebecca Wettemann, vice president of research, Nucleus Research, Inc. “Indirect benefits included increased productivity of administrative staff and IT personnel.”

“The Nucleus Research study confirms our position as a leading provider of enterprise information management solutions to the legal industry,” said Barry Litwin, president, Hummingbird Ltd. “McGuireWoods has built a solid e-business solution with Hummingbird Enterprise, leveraging its collective knowledge assets to gain a competitive advantage and improve profitability.”

The complete McGuireWoods ROI case study by Nucleus Research is available on the Hummingbird website at: http://www.hummingbird.com/collateral/ss/mcguirewoods.html

About McGuireWoods LLP
One of the largest law firms in the United States, with approximately 600 lawyers working from 14 strategically located offices worldwide, McGuireWoods is involved in many aspects of civil practice. Through client focused teams, McGuireWoods serves public, private, government and nonprofit clients from such industries as automotive, energy resources, health care, technology and transportation. McGuireWoods serves these and other industries through the resources and experiences of attorneys working from seven legal departments and more than 70 areas of practice, thus meeting clients’ needs from virtually any area of law. More information is available at http://www.mcguirewoods.com.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird’s industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing more than 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise™, an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Hummingbird Contacts:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: 416-496-2200 ext. 2205 Fax: 416-496-2207	Michele Stevenson Corporate Communications Manager Hummingbird Ltd. Tel: 416-496-2200 ext. 2623 Fax: 416-496-2207 michele.stevenson@hummingbird.com

Document 3

HUMMINGBIRD FURTHER STRENGTHENS SMART
ENTERPRISE SUITE WITH RELEASE OF HUMMINGBIRD
ENTERPRISE™5.1
Significant enhancements and new features will optimize
performance and increase scalability of integrated software components

Toronto – June 25, 2003 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the release of Hummingbird Enterprise™ 5.1, a comprehensive suite of information and knowledge management solutions that feature integrated document, knowledge and records management, business intelligence, collaboration and portal applications. The enhanced suite of integrated technologies delivers a complete solution, encompassing all the components of a Smart Enterprise Suite (SES). The SES is defined by Gartner as a single vendor product offering bundling portal, collaborative and content and record management functionalities.

Gartner Inc., a leading technology research and advisory firm, recently listed Hummingbird in the ‘Visionary’ quadrant in the Smart Enterprise Suite Magic Quadrant. Visionaries are described as “companies that show a strong understanding of the likely evolution of the market.” According to Gartner, because this is an emerging market, they have not yet identified any Leaders or Challengers.[1]

The secure, consolidated platform of Hummingbird Enterprise 5.1 – the second generation of SES components – provides a single integrated solution for the complete lifecycle management of enterprise content. Hummingbird Enterprise further enhances the SES offering with additional capabilities including full query, analysis and reporting functionalities and data integration tools for managing metadata and integrating enterprise applications.

“Gartner sees content management applications as one of the most practical ways to begin to realize benefits of knowledge management initiatives,” said Mark Gilbert, vice president and research director, Gartner, Inc. “By 2004, we predict the smart enterprise suite will emerge as a superset of content and records management, collaboration and portal frameworks. These portfolios of products have a common theme: they allow people to work together more efficiently by enabling greater information sharing.”

Many of the enhancements made in Hummingbird Enterprise 5.1 are based on customer feedback and gained through the successful deployment of Hummingbird Enterprise 5.0. With the successful deployments, Hummingbird was able to monitor the environment and optimize the software to further enhance its existing performance and scalability.

Hummingbird Enterprise offers a full spectrum of capabilities allowing organizations to maximize the value of their intellectual content at the lowest cost of ownership. Currently, more than 300 customers, totaling approximately 150,000 seats worldwide, are migrating to Hummingbird Enterprise, collaborating and sharing information and work with employees, partners and customers in real time, from any location. The Hummingbird customer base spans a broad range of industry sectors including legal, professional services, government agencies, manufacturing, financial services, utilities, and many others.

__________________ [1] Gartner, Inc., "The Smart Enterprise Suite Magic Quadrant for 2003," Research Note 4 March 2003, by research directors: S. Hayward, M. Gilbert, G. Phifer, and F. Caldwell*

Hummingbird Enterprise is easy to deploy and provides an intuitive access point to shared documents from a single repository. Customers migrating from the two-tier client/server environment offered in the earlier version of the Hummingbird document management software are benefiting from the significant enhancements in the secure, integrated multi-tier architecture.

“We found the transition from the two-tier client/server environment of DOCS Open®, to the multi-tier architecture of Hummingbird DM™ much easier than we had anticipated,” said Tim Golden, desktop architect, McGuireWoods LLP. “Many of our attorneys and staff “live” in the e-mail environment. Having a full featured document management client embedded directly into Outlook, and being able to drag-and-drop messages and attachments straight into Hummingbird DM repositories, has proven a great time-saver.”

“We believe Hummingbird is differentiated in the marketplace by its ability to deliver a complete solution – a suite – that can be deployed, both as a stand-alone application or as part of an integrated suite, encompassing multiple components,” said Andrew Pery, chief marketing officer, senior vice president, Hummingbird Ltd. “The highly integrated suite of knowledge-enabling technologies comprising Hummingbird Enterprise, empower our customers to maximize value from their intellectual capital while at the same time demonstrate a measurable return on their IT investments including lower deployment and administration costs.”

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird’s industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise™, an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

* The Magic Quadrant is copyrighted June 2003 by Gartner, Inc., and is reused with permission, which permission should not be deemed to be an endorsement of any company or product depicted in the quadrant. The Magic Quadrant is Gartner, Inc.‘s opinion and is an analytical representation of a marketplace at and for a specific time period. It measures vendors against Gartner defined criteria for a marketplace. The positioning of vendors within a Magic Quadrant is based on the complex interplay of many factors. Gartner does not advise enterprises to select only those firms in the “Leaders” quadrant. In some situations, firms in the Visionary, Challenger, or Niche Player quadrants may be the right match for an enterprise’s requirements. Well-informed vendor selection decisions should rely on more than a Magic Quadrant. Gartner research is intended to be one of many information sources including other published information and direct analyst interaction. Gartner, Inc. expressly disclaims all warranties, express or implied of fitness of this research for a particular purpose.

Forward-looking statements in this press release, including statements relating to the Company’s capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company’s ability to secure underwriting support and attract investors to its stock; the Company’s ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company’s ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company’s ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company’s ability to hire, train, and retain highly qualified personnel; the Company’s reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company’s various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: 416-496-2200 ext. 2205 Fax: 416-496-2207	Michele Stevenson Corporate Communications Manager Hummingbird Ltd. Tel: 416-496-2200 ext. 2623 Fax: 416-496-2207 michele.stevenson@hummingbird.com

Document 4

HUMMINGBIRD ACQUIRES KRAMER LEE & ASSOCIATES
LEADING PROVIDER OF CONSULTING AND BUSINESS SOLUTIONS
Acquisition further enhances Hummingbird’s ability to deliver high value solutions built on Hummingbird Enterprise suite of products

Toronto – June 26, 2003 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced the acquisition of Kramer Lee & Associates, the leading provider of business solutions for the Legal, Insurance, Financial and Corporate markets in the UK. Privately held, Kramer Lee & Associates is recognized as an eminent domain expert in practice management solutions serving a wide constituency of clients that encompass some of the most prestigious law firms, professional services organizations, investment banks and insurance companies in the UK.

Kramer Lee & Associates will initially function as a wholly-owned subsidiary of Hummingbird, maintaining its current facilities and infrastructure. Hummingbird will sustain and support the practice that Kramer Lee & Associates has built including commitments with clients who use competitive document management platforms.

“This acquisition is an integral element of our ongoing strategy to complement our core competencies in software products with solutions delivery and practice management skills,” said Fred Sorkin, Chairman and Chief Executive Officer, Hummingbird Ltd. “The acquisition of Kramer Lee & Associates infuses our services organization with domain expertise and re-usable best practices that extend the value of Hummingbird Enterprise™ suite of products. With the current level of interest and backlog for Hummingbird Enterprise deployments within our installed base of customers and new prospects, we are looking forward to leveraging Kramer Lee & Associates’ depth of expertise to address our customers’ requirements for single point of service and support,” added Sorkin.

Kramer Lee & Associates has developed a suite of solutions that address end-to-end content life cycle management based on document and records management, conflict resolution and customer relationship technologies. The Company delivers a unique combination of product knowledge, methodologies, best practices and support services with a stellar reputation for unequaled customer satisfaction.

“It is clear to us that Hummingbird will continue to strengthen their market leadership with the well articulated, solid product strategy for delivering an integrated suite of knowledge enabling technologies, “said Earnie Kramer, Founder of Kramer Lee & Associates. “The Hummingbird Enterprise suite of products, coupled with the recent acquisition of LegalKEY®, provide our diverse client base with a comprehensive practice management solution at the lowest cost of ownership. Our clients expect innovative applications of technology that provide a single point of access to best practices and know how. Our value-add is our domain expertise, proven methodologies and re-usable application templates built on industry leading technologies such as Hummingbird Enterprise that make it simpler for our clients to focus on their business rather than on the complexities of technology,” added Kramer.

Kramer Lee & Associates has a strong reputation for delivering major projects that address customers’ needs, within budget. The company is successfully implementing

LegalKEY technologies to an extensive global client base, including many Hummingbird customers, complementing the recent Hummingbird acquisition of LegalKEY.

This acquisition further demonstrates Hummingbird’s relentless execution on its corporate strategy to provide a combination of products, solutions and services for key markets that result in enduring high value relationships with its customers.

Hummingbird will host a conference call at 8am EDT Friday June 27, 2003, to discuss the details of the acquisition. Dial-in instructions as follows: +1-416-640-4127 or 1-800-814-4890.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird’s industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise™, an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company’s competitive position in the United Kingdom are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company’s ability to hire, train, and retain highly qualified personnel in the United Kingdom; the Company’s reliance on customers’ continued deployment of third party technologies and associated services; the Company’s reliance on the continuation of pre-existing licensing and reselling agreements with third parties and other risks detailed in the Company’s various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal Chief Financial Officer Hummingbird Ltd. Tel: 416-496-2200 ext. 2205 Fax: 416-496-2207 inder.duggal@hummingbird.com	Michele Stevenson Corporate Communications Manager Hummingbird Ltd. Tel: 416-496-2200 ext. 2623 Fax: 416-496-2207 michele.stevenson@hummingbird.com

Kramer Lee & Associates Contact:

Earnie Kramer Founder Kramer Lee & Associates Tel: +44 (0)1268 494500 Fax: +44 (0)1268 494555 earnie.kramer@kramerlee.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.

Registrant

Date:	June 30, 2003	By:	/s/ Inder P.S. Duggal

(Signature)
Inder P.S. Duggal
Chief Financial Officer and Chief Controller